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                            EXHIBIT (4.C)


DIXIE YARNS, INC.
P. O. BOX 751
CHATTANOOGA, TN  37401

                                   April 11, 1994




Mr. Himi L. Kittner
Investment Vice President
Investment Department
New York Life Insurance Co.
51 Madison Ave.
New York, NY  10010

           Re: Dixie Yarns, Inc. 9.96% Senior Subordinated Note Due February 1, 2010

Dear Mr. Kittner:

The provisions of Section 9, Paragraph (F) of the Dixie Yarns, Inc. 9.96% Senior Subordinated Note due February 1, 2010 (hereinafter the "Note") generally limits the payment of dividends by Dixie when the sum of the amounts declared and paid subsequent to December 31, 1988 will be in excess of $20,000,000 plus 75% of consolidated net income accrued subsequent to December 31, 1988. Due to this limitation and the anticipated results of operations of Dixie for the 1st Quarter of 1994, it is anticipated that no dividend may be declared and paid to Dixie's shareholders without a waiver of this provision.

Accordingly, Dixie hereby requests that New York Life Insurance Company and New York Life Insurance and Annuity Corporation waive the limitations of
Section 9, Paragraph (F) of the Note in order to allow Dixie to pay dividends of $.05 per share on Common Stock and Class B Common Stock in the second quarter and third quarters of 1994. The amount of such payments would not exceed $650,000 for each such quarter.

This request is not intended to seek a waiver of any other provisions of the Note, and if granted, shall not be construed as a waiver or amendment of any other provisions or sections of the Note or for the payment of any other or additional dividends unless the limitation specified in Section 9, Paragraph (F) has been met. In all other respects the Note and related Loan Agreement shall continue unchanged.

                                    Sincerely,

                                    Dixie Yarns, Inc.

                                    By: \s\Daniel K. Frierson
                                        Daniel K. Frierson, Chairman of the
                                        Board, President and Chief
                                        Executive Officer





Mr. Himi L. Kittner
April 11, 1994
Page 2


New York Life Insurance Company and New York Life Insurance and Annuity Corporation hereby consent to the payment of dividends by Dixie on its Common Stock and Class B Common Stock in the second and third quarters of 1994 in an amount not to exceed in the aggregate $650,000 for each such quarter and each waives the limitations of Section 9, Paragraph (F) of the Note for such purpose but not for the purpose of paying any further dividends.

NEW YORK LIFE INSURANCE COMPANY and
NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

By: \s\Himi L. Kittner
    Himi L. Kittner, Vice President